Exhibit 99.1

ASML Supervisory Board intends to appoint Christophe Fouquet as President and Chief Executive Officer
ASML’s Co-Presidents Peter Wennink and Martin van den Brink to retire on April 24, 2024
Jim Koonmen to be appointed to the Board of Management as Chief Customer Officer

VELDHOVEN, the Netherlands, November 30, 2023 – The Supervisory Board of ASML Holding NV (ASML) announces that it intends to appoint Christophe Fouquet, currently ASML’s Chief Business Officer and member of the Board of Management, as the company’s next President and Chief Executive Officer. The appointment is subject to notification of the Annual General Meeting of Shareholders on April 24, 2024.
On the same date, ASML’s Co-Presidents Peter Wennink and Martin van den Brink will retire from ASML upon completion of their current appointment terms.

Nils Andersen, Chairman of the Supervisory Board, said: “The Supervisory Board, together with the management team, has gone through a comprehensive succession planning process. With Christophe, we have identified a very experienced leader with deep understanding of ASML’s technology and the semiconductor industry ecosystem – acquired through different roles at ASML and other companies – and the right leadership qualities and culture fit. We are grateful and full of admiration for the immense contributions that Peter and Martin have made over decades, helping to shape ASML into the successful company that it is today. Peter and Martin have been preparing ASML for the future, and we know they will be fully engaged in securing a smooth transition for the company and all of ASML’s stakeholders.”

ASML President & CEO Peter Wennink said: “I am very pleased that we have been able to secure such a strong successor to lead ASML as of April of next year. Christophe has been with ASML for 15 years, with a major focus on ASML technology, products and customers. He started his ASML career in DUV, then led two of ASML’s fast-growing business lines – the Applications business and EUV – and more recently all ASML businesses. We share the ‘ASML DNA’ of collaboration and partnership. I will work closely with Christophe to ensure that he has the best possible start into his new position.”

Christophe Fouquet commented: “I am excited and honored to take up the position of CEO. ASML has built a strong and unique position in the semiconductor market over the years under the leadership of Peter and Martin. We have a clear strategy and a great team, and I look forward to building on this solid foundation in the coming years. I know I can count on more than 42,500 colleagues all around the world to continue to closely collaborate to further develop our technology, serve our customers and continue to create value for all our stakeholders.”

ASML President & CTO Martin van den Brink added: “It has been a privilege to co-lead ASML with Peter and to have brought a strong focus on product, technology and engineering capabilities to the company and its suppliers. I am proud of the innovations that we have delivered together with our customers over the decades. My collaboration with Christophe has been very close and fruitful for many years, and I am proud that ASML has been able to grow a technologist like Christophe into the CEO position. I am happy that he will lead our technology organization and place it at the heart of ASML’s future. In the coming months, I will work with him to ensure a smooth transition, knowing that ASML is well positioned to deliver the innovations across our product portfolio that our customers need and expect from us.”

Chief Customer Officer to be appointed
In addition, the Supervisory Board intends to appoint Jim Koonmen as Chief Customer Officer, a new position in ASML’s Board of Management, subject to notification of the Annual General Meeting of Shareholders on April 24, 2024.

Jim’s appointment underscores ASML’s ambition to continuously increase our responsiveness to customer needs and to consistently deliver high-performance products and services.

Jim Koonmen joined ASML in 2007 through the acquisition of Brion, where he was general manager from 2008 until 2015. He subsequently served as the CEO of Cymer and led the Applications business line for 5 years.

Annet Aris, Vice Chair of the Supervisory Board said: “We know that Jim will play a strong role to amplify the voice of the customer within ASML and to drive closer collaboration and even higher customer satisfaction.”

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Video interview
With this press release, ASML has published a video interview with Peter Wennink and Christophe Fouquet. This video and the transcript can be viewed on www.asml.com.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 42,250 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This press release contains forward looking statements, which you can generally identify by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", and variations of these words or comparable words. The forward looking statements contained herein include statements about intended changes in the Board of Management including intended roles and responsibilities of particular individuals on the Board of Management and related statements and other non-historical statements. Forward-looking statements do not guarantee future performance and involve risks and uncertainties, including the risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.